EXHIBIT 99.4

NEWS RELEASE

Attention business editors and telecommunication reporters:

Call-Net/Sprint Canada supports the entry of new competitors to the local service market, within the current regulatory regime

Company agrees with the CRTC that regulation should be technology-neutral and cautions that the proceedings not be used to allow the re-monopolization of local phone service

OTTAWA, ON, September 21, 2004 — Call-Net Enterprises Inc., a national facilities-based provider of competitive telecommunications, data and Internet Protocol (IP) solutions to households and businesses across Canada, today called upon the Canadian Radio-television and Telecommunications Commission (CRTC) to continue to apply the current regulation governing providers of local phone service regardless of the technology utilized to provide the service.

“VoIP is simply a voice service being provided over a broadband facility,” said Bill Linton, president and chief executive officer of Call-Net. “We support the entry of new competitors in the local service market using VoIP, providing they comply with the existing rules of competition such as the requirement to provide consumer protection, equal access and enhanced services such as 911 and 411.”

Linton also stated, “In addition, incumbent telcos should be subject to the existing regulations regardless of the technology they use to provide voice service, particularly as long as they control the vast majority of the market. Until we actually see competition in the local market, the former monopoly phone companies should continue to be regulated as they are today for the benefit of consumers.”

Almost six years after competition was first introduced in the local phone service market, the former monopolies continue to control more than 95 per cent of the market share. The majority of consumers do not have real choice in most markets when it comes to local phone service. Regulation exists to ensure that consumers with no other alternatives are protected from price gouging and to create the environment to establish a fair and competitive market place for local service.

Added Linton, “Unfortunately the incumbents are trying to turn the issue into one of technology. But there is no hiding the fact that they are still dominant and consumers don’t have a choice of local service providers in most markets. Failure to apply the existing regulatory regime to incumbent telephone companies that provide voice over IP could stifle the future development of local competition in Canada.”

Call-Net is also urging the CRTC to ensure that competitors’ have access to the networks of cable companies as well as monitoring their behaviour in markets where they control substantial market share.

Call-Net recently launched voice-over-Internet protocol telephony service for the consumer market. The VoIP service called Sprint Canada Internet Phone Service, works with any residential high speed Internet service, including light services offered by telephone digital subscriber line (DSL) or cable. The starter package includes a VoIP gateway and an integrated four-port 100 megabits per second (mbps) Ethernet router and firewall.

The service works with a regular telephone handset that includes one telephone number with a wide variety of features and services that can be used wherever there is access to high speed Internet service. Customers can keep their existing phone number in serviceable areas or add a new one and select their preferred area code and exchange. The service is available as a standalone product and includes all standard home phone service features such as operator services, 911, 411, and 711, call waiting, call display and voice mail. It is also available as part of bundled package with local home phone service and Fido® wireless service.

About Call-Net Enterprises Inc.
Call-Net Enterprises Inc., (TSX: FON, FON.B) primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 148 co-locations in five major urban areas including 31 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

For further information:

Media Contact:
Karen O’Leary
Corporate Communications
416-718-6445
karen.oleary@sprint-canada.com